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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*


                               HealthExtras, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (par value, $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    422211102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Thomas L. Blair, 2273 Research Boulevard, Fourth Floor,
                    Rockville, Maryland 20850 [301-548-1000]
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE:  Schedules filed in paper format shall include a signed original and
      five  copies  of  the  schedule,   including  all  exhibits.  See  Section
      240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








      POTENTIAL  PERSONS  WHO ARE TO RESPOND TO THE  COLLECTION  OF  INFORMATION
      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No.   422211102
--------------------------------------------------------------------------------

      1.    Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only).

            Thomas L. Blair and Alice M. Blair       IRS Id. No. ###-##-####
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)    |_|
            (b)    |_|
--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions)  00
--------------------------------------------------------------------------------

      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)     |_|
--------------------------------------------------------------------------------

      6.    Citizenship or Place of Reorganization:   USA
--------------------------------------------------------------------------------

Number of        7.    Sole Voting Power    8,546,200 shares
Shares Bene-    ----------------------------------------------------------------
ficially Owned   8.    Shared Voting Power    0   shares
by Each         ----------------------------------------------------------------
Reporting        9.    Sole Dispositive Power    8,546,200 shares
Person With     ----------------------------------------------------------------
                10.    Shared Dispositive Power    0 shares
--------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,546,200 shares
--------------------------------------------------------------------------------

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   |_|
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11)     31%
--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      This Schedule 13D (this "Schedule") relates to shares of common stock (the "Common Stock"), par value $.01 per share, of HealthExtras, Inc., (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2273 Research Boulevard, Second Floor, Rockville, Maryland 20850.

ITEM 2.  IDENTITY AND BACKGROUND

(a) Name - This statement is being filed by Thomas L. Blair ("Blair") and his wife Alice M. Blair (together with Blair, the "Reporting Persons").

(b) Residence or business address - The business address of Thomas L. Blair is 2273 Research Boulevard, Fourth Floor, Rockville, Maryland 20850

(c) Present occupation or employment: Blair is a consultant to United Payors & United Providers, Inc. Alice M. Blair is not employed.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
      No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No.

(f)   Citizenship  - USA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On September 18, 2000, Highland Investments, LLC, of which Blair is a member and may be considered a controlling person, distributed to its members the 17,680,000 shares of Common Stock owned by it. As a result, Blair received directly 8,840,000 shares of Common Stock. Previously, Blair had filed a joint
Schedule 13D with Highland Investments and Principal Mutual Holding Company ("Principal Mutual") relating to the aggregate of 17,680,000 shares of Common Stock. Blair, Highland Investments and Principal Mutual no longer intend to make joint filings with respect to the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

      State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

      As the Chairman of the Board of Directors and beneficial owner of 31% of the outstanding Common Stock, Blair may be considered a controlling person of the Company. The Reporting Persons reserve the right to vote their shares and to take any action regarding the management of the affairs of the Company as they deem appropriate, consistent with their legal obligations. In addition, the Reporting Persons may review, as appropriate, their investment in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons are the beneficial owner of 8,546,200 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act represents 31% of the outstanding shares of Common Stock.

(b) The Reporting Persons hold sole power to vote or direct the vote and to dispose of or direct the disposition of 8,546,200 shares of Common Stock.

(c) On September 18, 2000, Blair received 8,840,000 shares of Common Stock as a result of the distribution by Highland Investments to its members identified in Item 3 above.

      The shares of Healthextras, Inc. Common Stock so distributed were transferred as follows:

            (i)    1,110,000 shares to the Reporting Persons as joint tenants
            (ii)   410,000 shares to Alice M. Blair;
            (iii) 2,810,000 shares to Alice M. Blair as trustee for the Reporting Persons' grandchildren;
            (iv) 4,045,000 shares to Highland Investments II, LLC, a Delaware limited liability company, of which Blair is the sole member;
            (v) An aggregate of 400,000 shares as gifts to a total of 31 persons; and
            (vi) An aggregate of 65,000 shares as gifts to a total of 650 employees of the Company and other affiliated companies.

            No consideration was paid for any of these transfers.

(d) On October 8, 1999, Thomas L. and Alice M. Blair granted an option to United Payors & United Providers, Inc. ("UP & UP") to purchase 4,330,000 shares of Healthextras common stock under their control for an aggregate exercise price of $4 million, subject to a change in control provision with respect to UP&UP. In connection with the February 4, 2000 acquisition of UP&UP by BCE Emergis, Inc., Blair waived the change in control provision with respect to the shares held under his control. UP&UP is now an indirect wholly-owned subsidiary of BCE Emergis, Inc. BCE Emergis, Inc. is an indirect majority-owned subsidiary of BCE, Inc.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

      In connection with a reorganization pursuant to which the predecessors of the Company merged into the Company, the Company, Highland Investments and its members, Blair and Principal Holding Company ("PHC"), an indirect wholly-owned subsidiary of Principal Mutual, and Health Partners entered into a Stockholders Agreement dated as of December 9, 1999. This Stockholders Agreement contains provisions regarding registration rights, the composition of the Board of Directors of the Company, and tag-along rights, rights of first offer and preemptive rights with respect to certain sales of Common Stock.

REGISTRATION RIGHTS

      Pursuant to the Stockholders Agreement, Highland Investments and PHC and the Reporting Persons and Health Partners, to the extent they hold shares of Common Stock, have been granted certain registration rights with respect to shares of Common Stock. The Stockholders Agreement provides for an aggregate of four demand registration statements under the Securities Act of 1933 beginning 180 days after December 13, 1999. Highland Investments, PHC and the Reporting Persons may require that the Company file two of those demand registration statements, subject to certain conditions. If Health Partners or Highland Investments, PHC and the Reporting Persons exercise a demand registration right, the others also can participate in the offering on a proportionate basis to their respective ownership positions. These stockholders are also entitled to require the Company to register their shares of Common Stock on a registration statement on Form S-3 if the Company is eligible to use a Form S-3 in connection with such registrations. In addition, these stockholders are entitled to require the Company to include their shares of Common Stock in future registration statements the Company files under the Securities Act, often referred to as "piggyback" registration rights. However, holders of these registration rights will be restricted from exercising these rights under certain circumstances, for agreed-upon periods after the filing of subsequent registration statements. Also, the shares required to be included in a registration relating to an underwritten offering generally are subject to underwriter cut back provisions.

DIRECTORS

      Under the Stockholders Agreement, Highland Investments, PHC and the Reporting Persons and Health Partners, were granted certain rights to designate persons for election as Directors of the Company. The Stockholders Agreement provides that:

      Highland Investments, PHC and the Reporting Persons may designate five people for election as Directors of the Company if they own an aggregate of at least 40% of outstanding Common Stock; three people for election as Directors if own at least 25% of outstanding Common Stock; two people for election as Directors if own at least 10% of outstanding Common Stock; and one person for election as Director if they own at least 5% of outstanding Common Stock.
Highland Investments, PHC and the Reporting Persons also may be entitled to increase the number of Directors that they may designate for election if the total number of Directors is increased.

      Under the Stockholders Agreement, five representatives of Highland Investments, initially Blair, David T. Blair, who is Blair's son and Chief Executive Officer of the Company, and Thomas J. Graf, Julia M. Lawler, and Karen
E. Shaff, who are officers of Principal Mutual or its subsidiaries, are Directors of the Company.

RIGHTS OF FIRST OFFER AND TAG-ALONG RIGHTS

      The Stockholders Agreement provides that Highland Investments, PHC, the Reporting Persons and Health Partners must give notice to the Company and to each other if they propose to sell Common Stock aggregating more than 10% of outstanding Common Stock to a single person or group who is not a family member (if a natural person), an affiliate (if an entity), or an employee or manager of the Company.

      Upon receipt of notice, the non-transferring stockholder may elect to participate in the transfer by delivering written notice to the transferring stockholder. This right to participate in the transfer is called "tag-along" rights. If a stockholder elects to participate in the transfer, the aggregate sales proceeds shall be divided proportionally according to the electing stockholder's and the transferring stockholder's respective shares of the proceeds of a hypothetical liquidation of the Company. In order to calculate the proceeds of a hypothetical liquidation, the value of the Company will be implied by the transferring stockholder's proposed sales price.

      Alternately, upon receipt of notice, the Company may elect to purchase all of the shares that the transferring stockholder proposes to sell. If the Company does not elect to purchase the shares, the non-transferring stockholders may elect to purchase all of the shares offered. This right to preempt a sale, and therefore a possible change in control, by purchasing the shares offered is called the "first offer right." If the Company exercises its first offer rights, the Company must purchase all of the shares offered upon the same terms and conditions as originally offered. If the non-transferring stockholder exercises its first offer rights, it may purchase a pro rata portion of the shares offered upon the same terms and conditions as originally offered.

PREEMPTIVE RIGHTS

      The Stockholders Agreement prohibits the Company from offering its Common Stock for sale other than in a public offering, in connection with an acquisition or pursuant to employee benefit plan or arrangement, unless the Company first offers a proportionate number of shares of Common Stock to Highland Investments, PHC and the Reporting Persons and Health Partners, to the extent they hold shares of Common Stock. The preemptive offer must be in writing, on the same terms and conditions as the offering and at the equivalent price, and must enable Highland Investments, PHC and Reporting Persons and Health Partners to retain the same proportionate ownership of Common Stock that they hold prior to the offering. This provision allows Highland Investments, PHC and the Reporting Persons and Health Partners to retain control of the Company even if the Company decides to privately issue additional Common Stock at a later date.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any Proxy as disclosed in Item 6.

Exhibits.

      2.1 Form of Reorganization Agreement by and among HealthExtras, Inc., HealthExtras, LLC, and CZHH is filed as Exhibit 2.1 to Registration Statement on Form S-1, No. 333-83761, filed on September 21, 1999, and is incorporated herein by reference.

      4.2 Form of Stockholders Agreement by and among Highland Investments, LLC, HealthExtras, LLC, HealthExtras, Inc., Principal Mutual Holding Company, Thomas L. Blair, Health Partners, Capital Z Financial Services Fund, II, L.P., Capital Z Financial Services Private Fund, II, L.P., Capital Z Partners, Ltd., and Capital Z Management, LLC. is filed as Exhibit 4.2 to Registration Statement on Form S-1, No. 333-83761, filed on September 21, 1999, and is incorporated herein by reference.

      10.10 Form of Registration Rights Agreement by and among Health Partners, Highland Investments, LLC and HealthExtras, Inc. is filed as Exhibit
            10.10 to Registration Statement on Form S-1, No. 333-83761, filed on September 21, 1999, and is incorporated herein by reference.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




September 27, 2000                        /s/ Thomas L. Blair
-------------------------                 ------------------------------------
Date                                      Thomas L. Blair


September 27, 2000                        /s/ Alice M. Blair
-------------------------                 ------------------------------------
Date                                      Alice M. Blair




      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)